press release

ArcelorMittal USA intends to enter into new, five-year senior secured asset-based revolving credit facility

Luxembourg, 4 April 2016

ArcelorMittal announces that its subsidiary ArcelorMittal USA intends to enter into a new, five-year senior secured asset-based revolving credit facility of up to $1bn, which is expected to close in the second quarter of 2016.  This facility will be secured by inventory and certain other working capital and related assets of ArcelorMittal USA and certain of its subsidiaries in the United States.  The facility will be used for general corporate purposes of ArcelorMittal USA and its subsidiaries.  The facility is not being guaranteed by ArcelorMittal.   In line with its financial policy, ArcelorMittal does not intend to pursue additional secured financing beyond this single asset-based facility.

Total secured debt at end December 31, 2015 was US$625m, 3.2% of total gross debt, and consisted primarily of capital leases.